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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                                   Pacel Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    69372L850
                                 (CUSIP Number)

                               Attn:Gary Musselman
                7621 Little Ave., Suite 101, Charlotte, NC 28226
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746
(3-06) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.     69372L850

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
                  Scenic Marketing Group, LLC
         I.R.S. Identification Nos. of above persons (entities only).
                  EIN: 01-0616165
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)
         (b)

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions)
                  WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization.
                  NC, USA
--------------------------------------------------------------------------------

  Number of           7.     Sole Voting Power..........5,454,545,455
  Shares
  Beneficially        8.     Shared Voting Power........0
  Owned by
  Each Reporting      9.     Sole Dispositive Power.....5,454,545,455
  Person With
                     10.     Shared Dispositive Power...0

--------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,454,545,455

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
                  54.9%

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)
                  CO

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER
           Common Stock
           Pacel Corp. (PCLO)
           7621 Little Ave., Suite 101
           Charlotte, NC 28226

ITEM 2.    IDENTITY AND BACKGROUND

         (a)  Scenic Marketing Group, LLC

         (b)  1 Town Square Blvd., Suite 347, Asheville, NC 28803

         (c)  Business Development Company.
              Scenic Marketing Group, LLC - 1 Town Square Blvd., Suite 347, Asheville, NC 28803

         (d)  None.

         (e)  None.

         (f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Use of Internal Capital

ITEM 4.  PURPOSE OF TRANSACTION

         (a)  N/A

         (b) Expecting to accomplish a share dividend of a subsidiary of the issuer to the issuer's shareholders.

         (c)  N/A

         (d)  Elect new Board of Directors

         (e)  N/A

         (f)  N/A

         (g)  N/A

         (h)  N/A

         (i)  N/A

         (j)  N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  Common Stock, 5,454,545,455   (54.9%)

         (b) Scenic Marketing Group, LLC has sole power to vote all shares described in 5(a) expecting to accomplish a share dividend of a subsidiary of the issuer to the issuers shaeholders.

         (c)  None.

         (d)  N/A

         (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Common Stock Purchase Agreement


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date            November 21, 2006
      -----------------------------------------------------------------------


  Signature       /s/ FRANK A. MOODY, II
           ------------------------------------------------------------------


  Name/Title      Frank A. Moody, II
            -----------------------------------------------------------------


           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall he typed or printed beneath his signature.


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)